SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

WPCS INTERNATIONAL INCORPORATED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92931L401
(CUSIP Number)

September 1, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 92931L401

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 336,573(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 336,573(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,573(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 3,352,159 shares of common stock outstanding as of July 19, 2017)
12	TYPE OF REPORTING PERSON IN

(1)
Represents (i) 323,000 shares of common stock and (ii) 13,573 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”). Excludes (i) 177,829 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock and (ii) 287,103 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K. Barry Honig is the trustee of Roth 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.

CUSIP No. 92931L401

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 336,573 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 336,573 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,573 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 3,352,159 shares of common stock outstanding as of July 19, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents (i) 323,000 shares of common stock and (ii) 13,573 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock held by Roth 401K. Excludes (i) 177,829 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock and (ii) 287,103 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K. Barry Honig is the trustee of Roth 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.

Item 1(a).
Name of Issuer:

WPCS International Incorporated, a Delaware corporation (“Issuer”).

Item 1(b).
Address of Issuer's Principal Executive Offices:

521 Railroad Avenue
Suisun City, California 94585

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Roth 401K (the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).
Citizenship.

Roth 401K was organized in the State of Florida.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).
CUSIP Number.

92931L401

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 336,573 (1)

(b) Percent of class: 9.99% (based on 3,352,159 shares of common stock outstanding as of July 19, 2017)

 (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 336,573 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 336,573 (1)

(1)
Represents (i) 323,000 shares of common stock and (ii) 13,573 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock held by Roth 401K. Excludes (i) 177,829 shares of common stock issuable upon conversion of Series H-3 Convertible Preferred Stock and (ii) 287,103 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K. Barry Honig is the trustee of Roth 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: September [__], 2017	By:	/s/ Barry Honig
Barry Honig, Trustee